Exhibit 2.3

AMENDMENT TO INTEREST PURCHASE AGREEMENT

This Amendment to Interest Purchase Agreement (this “Amendment”) is entered into to be effective as of October 9, 2006 and amends that certain Interest Purchase Agreement (the “Agreement”), dated September 12, 2006, by and among Putterboy, Ltd., a Texas limited partnership (“Purchaser”), ClubCorp, Inc., a Delaware corporation (“ClubCorp”) and The Pinehurst Company, a Delaware corporation (“Pinehurst Company”). Capitalized terms used herein, but not otherwise defined, shall have the meaning ascribed to such terms in the Agreement.

RECITAL:

WHEREAS, Purchaser, ClubCorp and Pinehurst Company desire to amend certain provisions of the Agreement as more specifically set forth herein.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Agreement, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1. The definition of “Material Adverse Effect” set forth in Section 1.1 of the Agreement is hereby amended to read as follows:

“Material Adverse Effect” means any effect, event, occurrence, development, circumstance, change or condition that is materially adverse to the Assets, business, financial condition or results of operations of the Pinehurst Entities, taken as a whole, except to the extent that such effect results from (i) changes or conditions affecting economic or capital markets in the United States or internationally, (ii) changes or conditions affecting the industry in which the Pinehurst Entities operate other than any such effects that have had an adverse and disproportionate effect on the Pinehurst Entities, taken as a whole, as compared to comparable participants in the industries in which the Pinehurst Entities conduct their business, (iii) changes in any Laws or GAAP or the accounting rules and regulations of the SEC, (iv) the announcement of this Agreement, the ClubCorp Merger Agreement or the transactions contemplated hereby or thereby, or (v) any actions required under this Agreement to obtain any authorization or approval under applicable antitrust or competition laws for the consummation of the transactions contemplated by this Agreement.”

2. Section 7.7 of the Agreement is hereby deleted in its entirety.

3. Paragraph 3 of Exhibit I to the Agreement (the Consulting and Shared Services Agreement) is hereby amended to read as follows:

“3. CCUSA will ensure that during the term Owner may participate in (i) the Avendra program, which shall entitle Owner to a pricing rate equivalent to founder pricing, with the status of an affiliate of CCUSA, or (ii) such other preferred purchasing program as CCUSA or its affiliates may be then participating in, which shall entitle Owner to a pricing rate equivalent to the pricing available to CCUSA or its affiliates. Any rebates attributable to the Owner’s purchases received by CCUSA shall be paid to Owner, after deducting certain procurement costs, including overhead costs. CCUSA will retain, and the Owner will not be entitled to receive, any profit participation, dividends or other payments made based on CCUSA’s ownership interest in Avendra. The Owner may elect to not participate in the Avendra program as its sole and exclusive remedy for any conflict of interest or other claim or demand based upon CCUSA’s relationship or any affiliate of CCUSA’s relationship with the Avendra program or ownership in Avendra.”

4. Paragraph 2 of Section 1 (Accounting Services) of Exhibit H to the Agreement (the Centralized Services Agreement) is hereby amended as follows:

“2. Financial Reports. During the term of this Agreement, for so long as FMC is using the Oracle Accounting System (it being acknowledged that FMC may cease using the Oracle Accounting System in the future), FMC shall use the Oracle Accounting System to provide Owner with financial statements and reports for each accounting period, as well as annual financial statements and reports. In the event that FMC is no longer using the Oracle Accounting System, FMC shall use its then current accounting system to provide Owner with financial statements and reports for each accounting period, as well as annual financial statements and reports. All reports delivered by FMC pursuant to this Paragraph 2 of Section 1 shall include details of the invoices paid on behalf of Owner and the funds obtained from Owner’s bank accounts for such purposes.”

5. Section 6.13 of the Agreement shall be amended to read as follows:

“6.13 Property Due Diligence.

(a) As soon as reasonably practicable following the date of this Agreement, ClubCorp, at its expense, shall procure and deliver to Purchaser current title commitments (the “Title Commitments”) showing the state of title to each parcel of the Real Property which would appear in an ALTA Owner’s Title Policy, together with copies of all documents referenced as exceptions to title in the Title Commitments. The Title Commitments shall be issued by LandAmerica Financial Group, Inc. or another title company reasonably satisfactory to Purchaser (the “Title Company”). The parcels of the Real Property described in Section 6.13(a) of the Disclosure Schedule are herein referred to as the “Major Parcels.” With regard to any parcel that is not a Major Parcel, in lieu of a Title Commitment, ClubCorp may elect to deliver other evidence reasonably satisfactory to Purchaser establishing only that fee simple title to such parcel is vested in a Pinehurst Entity.

(b) As soon as reasonably practicable following the date of this Agreement, ClubCorp shall cause to be delivered to Purchaser and to the Title Company current or updated on the ground surveys (the “Surveys”) of each Major Parcel (other than those noted in Section 6.13(b)(i) of the Disclosure Schedule), prepared by a licensed professional engineer or surveyor reasonably acceptable to Purchaser and to the Title Company. The Surveys (including specifically the certificate of the engineer or surveyor forming a part thereof) shall be in form and substance reasonably acceptable to Purchaser, its lender and to the Title Company. The

Surveys shall not be required to meet the requirements of the Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys jointly established by the American Land Title Association, the American Congress on Surveying and Mapping and the National Society of Professional Surveyors. Notwithstanding anything to the contrary contained herein, Purchaser acknowledges that the form and substance of the Surveys, including the certificate of the engineer or surveyor forming a part thereof, that ClubCorp delivered to PacLife in connection with the PacLife Liens currently encumbering parts of the Real Property (the “PacLife Surveys”) are in form and substance reasonably acceptable to Purchaser, such that if the Surveys are substantially similar to the PacLife Surveys, the Surveys will be acceptable to Purchaser. Purchaser shall reimburse ClubCorp at the Closing for the cost of the Surveys.

(c) ClubCorp, at its expense, shall obtain and furnish to Purchaser at the Closing, ALTA Owner’s Title Policies (the “Title Policies”) from the Title Company relating to each Major Parcel. The Title Policies shall insure at regular rates, in amounts reasonably determined by the Parties (or as otherwise required by applicable Law), that the Pinehurst Entities, as applicable, own fee simple title to each Major Parcel, subject to no exceptions other than the Permitted Encumbrances. In addition, Purchaser shall have the right to request from the Title Company, by way of appropriate endorsements and supplemental coverages (collectively, the “Purchaser’s Requested Endorsements”), additional insurance which is available under the title insurance regulations of the State of North Carolina and customarily issued in North Carolina for transactions similar to the one contemplated hereby for other estates, rights, privileges, and risks which may be ancillary or appurtenant to or affect or burden such Major Parcels or which may be necessary or convenient for its use, enjoyment, or protection, including affirmative coverage of all material rights-of-way, easements, access rights, and other servient estates and against all restrictions, restrictive covenants, and dominant estates, including affirmative coverage against loss of use or reversion in the event of a violation of restrictions, restrictive covenants, or easements if available, provided, however, the issuance of or the Title Company’s commitment to issue such Purchaser’s Requested Endorsements shall not be a condition precedent to Closing. The cost of the Purchaser’s Requested Endorsements shall be paid by ClubCorp. ClubCorp shall use commercially reasonable efforts to deliver to the Title Company any affidavits, agreements or other documents or assurances reasonably necessary to cause the issuance of the Title Policies, not including the Purchaser’s Requested Endorsements.

(d) In the event (i) the Surveys show any easement, right-of-way, encroachment, conflict or protrusion affecting the Real Property, other than the Permitted Encumbrances, or (ii) any exceptions appear in the Title Commitments for the Major Parcels, other than the Permitted Encumbrances, that are unacceptable to Purchaser, or in the event title to the Major Parcels is otherwise not as represented herein, Purchaser shall, within ten (10) Business Days after Purchaser’s receipt of the last of (i) all Title Commitments for the Major Parcels and copies of all exceptions to title referenced in such Title Commitments, and (ii) all Surveys, notify ClubCorp in writing of such fact (each, a “Title Objection Notice”). At its expense, ClubCorp shall then promptly undertake to use its reasonable best efforts to remove, satisfy, or otherwise cure such unacceptable matters (such matters herein called the “Title Defects”) to the reasonable satisfaction of Purchaser. ClubCorp may cure any Title Defect by removing such Title Defect from title or by causing the Title Company to commit to remove or insure over such Title Defect in the applicable Title Policy at any time prior to or at Closing. Any matter disclosed in the Surveys or the Title Commitments which Purchaser does not specify in the Title Objection Notice shall be deemed a Permitted Encumbrance for all purposes under this Agreement.

(e) In each Title Objection Notice, Purchaser shall state its good faith estimate of the amount of the loss reasonably expected to result from such Title Defect which shall be based upon (i) if such Title Defect is based on a monetary claim, the stated amount of such monetary claim less the amount of such monetary claim that ClubCorp can demonstrate, to Purchaser’s reasonable satisfaction, has been paid, (ii) in the event the Title Defect is not a monetary claim and the Title Defect is capable of being cured, the cost to cure such Title Defect, or (iii) in the event the Title Defect is not a monetary claim and the Title Defect is not capable of being cured, or is not advisable to cure in the good faith collective judgment of ClubCorp and Purchaser, the amount by which the value of the Real Property is diminished due to the existence of the Title Defect (which value shall take into account the level to which such Title Defect would reasonably be likely to have an adverse effect on the current use and operation of the Real Property and the reasonable likelihood that such Title Defect will result in such adverse impact) (the “Loss Value”). Notwithstanding anything to the contrary set forth herein, the Purchaser and ClubCorpt agree that any Title Defect shall be valued and evaluated using only the current use and current zoning of the applicable portion of the applicable Real Property, and that any Title Defect that might relate to a contemplated change in use or zoning shall be deemed to have a value of zero. ClubCorp shall use its reasonable best efforts to cure any Title Defect that Purchaser elects to be cured prior to Closing by removing such Title Defect from title or by causing the Title Company to commit to remove or insure over such Title Defect in the applicable Title Policy at any time prior to or at Closing.

(f) If ClubCorp is unable, after using its reasonable best efforts, to cure any Title Defect, ClubCorp shall send written notice to Purchaser (“ClubCorp’s Response Notice”) identifying all Title Defects that have not been cured by the date or the notice or that ClubCorp does not reasonably expect, using reasonable best efforts, to be able to cured by the Closing Date (the “Uncured Title Defects”). If ClubCorp does not send a ClubCorp Response Notice on or prior to November 30, 2006 (time being of the essence), it shall be deemed to have waived its right to object to the Title Defects or the Loss Values, including waiving its rights to Arbitration pursuant to Section 6.13(g) below.

(g) If ClubCorp disputes the Loss Values for the Uncured Title Defects, then ClubCorp may submit such dispute to binding arbitration (“Arbitration”) by giving written notice of such intent to Purchaser at least ten (10) Business Days prior to Closing. If ClubCorp elects to submit to Arbitration then ClubCorp and Purchaser shall engage Tom Bruff or Douglas Main as the agreed upon arbitrator of the claim. If the arbitrator fails or refuses to act or is unable to act, then a new arbitrator shall be appointed in his stead, which arbitrator must be a disinterested party and either (A) a member of the American Institute of Real Estate Appraisers and actively engaged in appraising commercial real property, or (B) a developer actually engaged in developing golf course properties for at least seven (7) years immediately prior to the appointment, or (C) a real estate attorney who is a member of the American College of Real Estate Lawyers. ClubCorp shall submit to the arbitrator in writing its good faith estimate of the amount of the Loss Value for each such Uncured Title Defect and Purchaser shall submit to the arbitrator in writing the good faith estimate of Loss Value for each Uncured Title Defect that Purchaser provided in connection with a Title Objection Notice and both parties shall submit to the arbitrator for each Uncured Title Defect such documentation that each party used to determine the applicable estimated Loss Value (collectively, the “Title Loss Amount Data”). The arbitrator, in determining the Loss Value for each Uncured Title Defect, shall consider both ClubCorp’s and Purchaser’s Title Loss Amount Data. The arbitrator may hold such hearings and require such briefs as the arbitrator, in his sole discretion, determines is necessary. The arbitrator shall, within five (5) Business Days of receipt of the Title Loss Amount Data, reach a decision as to the amount of Loss Value for each Uncured Title Defect that ClubCorp has disputed, which amount shall be no greater than Purchaser’s Title Loss Amount Data for such Uncured Title Defect or less than ClubCorp’s Title Loss Amount Data for such Uncured Title Defect. The decision of the arbitrator shall be binding upon ClubCorp and Purchaser. The cost of the arbitrator shall be paid by ClubCorp and Purchaser equally. Other expenses of the arbitration incurred by either party shall be paid by that party.

(h) In the event the sum of the aggregate Loss Values of the Uncured Title Defects (such sum being the “Defect Amount”) is less than or equal to $3 million, Purchaser shall accept title to the Real Property subject to the Uncured Title Defects as if Purchaser had not objected thereto and all such Uncured Title Defects shall be deemed to be Permitted Exceptions for all purposes under this Agreement.

(i) In the event that the Defect Amount is greater than $3 million but less than $8 million, Purchaser’s sole and exclusive remedy hereunder shall be, in its sole discretion, (i) to accept title to the Major Parcels subject to the Defects as if Purchaser had not objected thereto or (ii) to notify ClubCorp in writing at least five (5) Business Days prior to the Closing Date of its election to terminate this Agreement; provided, however, ClubCorp may elect, in its sole discretion, to reduce the Purchase Price by the amount that the Defect Amount exceeds $3 million (such amount being the “Defect Reduction Amount”) and any termination notice received by ClubCorp under this section shall be stayed.

(j) In the event the Defect Amount is greater than $8 million, Purchaser’s sole and exclusive remedy hereunder shall be, in its sole discretion, (i) to accept title to the Major Parcels subject to the Defects as if Purchaser had not objected thereto or (ii) to notify ClubCorp in writing of its election to terminate this Agreement.

6. Section 6.22 is hereby added to the Agreement and shall read as follows:

“6.22 ClubCorp Insurance Policies; Administration of Claims.

(a) ClubCorp shall, on or before the Closing, pay the $75,000 insurance option premium as more fully described on Annex A attached hereto. At the election of Putterboy, at any time prior to April 30, 2007, ClubCorp shall purchase the insurance coverage to buy down the deductibles on the workers compensation, automobile and general liability insurance as more fully described on Annex A attached hereto.

(b) ClubCorp shall, from and after the Closing, use commercially reasonable efforts to file and administer any and all claims under the ClubCorp Policies (as defined in the Indemnification Agreement, dated as of the date hereof, by and among ClubCorp, Fillmore CCA Holdings, Inc., Putterboy and Pinehurst, LLC) that are attributable or allocable to the Pinehurst

Entities. Subject to the foregoing, as of the close of business on the Closing Date: (i) ClubCorp will terminate all coverage relating to the Pinehurst Entities and their respective businesses, assets and employees under its insurance policies for the benefit the Pinehurst Entities; provided, however, that (i) no such termination of any occurrence policy in force as of the Closing Date shall be effected so as to prevent Pinehurst Entities from recovering under such policies for losses from events occurring prior to the Closing Date subject to the terms and conditions of the Indemnification Agreement; and (ii) Purchaser shall become solely responsible for all insurance coverage and related risk of loss with respect to the Pinehurst Entities and their respective businesses, assets and employees based on events occurring on or after the Closing Date.

(c) To the extent that, after the Closing Date, the Pinehurst Entities or ClubCorp require any information regarding claim data, payroll or other information in order to make filings with insurance carriers, ClubCorp shall promptly supply such information to the Pinehurst Entities and Purchaser shall cause the Pinehurst Entities promptly to supply such information to ClubCorp.

7. Except as set forth in this Amendment, the Agreement shall remain in full force and effect in accordance with its original terms.

[Signature Page to Follow]

IN WITNESS WHEREOF, Purchaser, ClubCorp and Pinehurst Company have executed this Amendment as of the date first written above.

PURCHASER:

PUTTERBOY, LTD.

By:	Putterboy (GP), LLC, its general partner

By:	/s/ Robert H. Dedman, Jr.
Robert H. Dedman, Jr., President

CLUBCORP:

CLUBCORP, INC.

By:	/s/ John A. Beckert
John A. Beckert, Chief Executive Officer

PINEHURST COMPANY:

THE PINEHURST COMPANY

By:	/s/ Thomas T. Henslee
Thomas T. Henslee, Secretary